EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$15,093	$17,479	$23,723	$23,746	$24,638	$22,088	$4,330
Interest expense on portion of rent expense representative of interest	6,204	5,750	7,604	7,206	6,159	3,251	2,951

Total Fixed Charges	$21,297	$23,229	$31,327	$30,952	$30,797	$25,339	$7,281

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(176,192)	$(136,397)	$(185,324)	$(219,716)	$(117,152)	$(235,331)	$(41,944)
Fixed Charges per above	21,297	23,229	31,327	30,952	30,797	25,339	7,281

Total Earnings (Loss)	$(154,895)	$(113,168)	$(153,997)	$(188,764)	$(86,355)	$(209,992)	$(34,663)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Coverage deficiency (1)(2)(3)(4)	$(176,192)	$(136,397)	$(185,324)	$(219,716)	$(117,152)	$(235,331)	$(41,944)

(1)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(2)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.

(3)	The Company’s Coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively.

(4)	The ratios above exclude residual value guarantees on two facility leases aggregating up to $240,100.